COMMENTS RECEIVED ON JANUARY 17, 2017 & JANUARY 18, 2017

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, Fidelity Flex Freedom 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 80

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

Fidelity Flex Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 128

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Flex Large Cap Fund, Fidelity Flex 500 Index Fund

POST-EFFECTIVE AMENDMENT NO. 81

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

Fidelity Flex Opportunistic Insights Fund

POST-EFFECTIVE AMENDMENT NO. 90

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Flex Large Cap Value Fund, Fidelity Flex Mid Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 153

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 81107139)

Fidelity Flex Government Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 43

FIDELITY INCOME FUND (File Nos. 002-92661 and 81104085)

Fidelity Flex Core Bond Fund

POST-EFFECTIVE AMENDMENT NO. 114

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 81104008)

Fidelity Flex International Fund

POST-EFFECTIVE AMENDMENT NO. 150

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Flex Mid Cap Growth Fund

POST-EFFECTIVE AMENDMENT NO. 73

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Flex Intrinsic Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 168

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Flex Short-Term Bond Fund, Fidelity Flex Inflation-Protected Bond Index Fund, Fidelity Flex U.S. Bond Index Fund, Fidelity Flex Short-Term Treasury Bond Index Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Large Cap Growth Index Fund, Fidelity Flex Mid Cap Index Fund, Fidelity Flex Small Cap Index Fund, Fidelity Flex International Index Fund, and Fidelity Flex Real Estate Index Fund

POST-EFFECTIVE AMENDMENT NO. 347

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Flex Large Cap Growth Fund

POST-EFFECTIVE AMENDMENT NO. 117

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Fidelity Flex Real Estate Fund

POST-EFFECTIVE AMENDMENT NO. 124

1.

All funds

C:

The Staff requests that we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

All funds

C:

Are the plan participants responsible for the payment of any portion of the wrap fees? For example, if $1,000 is contributed by a plan participant, will that be reduced by any fees/expenses of the plan?

R:

Depending on the approach chosen by the plan sponsor, participants may be responsible for some or all of the wrap fees payable for the overall program.  There is no fee charged on a participant’s contribution into a retirement plan.  In the example provided, a participant’s $1,000 contribution would not be reduced by the Fidelity Flex Service Fee rate.  A participant’s account balance, however, may be reduced by the Fidelity Flex Service Fee on a periodic basis.  The Fidelity Flex Service Fee (“wrap fee”) may be charged pursuant to any of the following alternatives:

i.

The plan sponsor elects to have participants pay the entire fee;

ii.

The plan sponsor elects to pay the entire fee itself or through the plan’s forfeiture account; or

iii.

The plan sponsor elects to split responsibility for paying the fee with plan participants.

This is consistent with how similar fees currently are charged in the 401(k) context throughout the industry and the decision is at the discretion of the plan sponsor.

C:

Are the Flex Fund fee tables, therefore, correct in that plan participants never pay any fees/expenses, either direct or indirect, for investing in the Flex Funds?

R:

We believe that the Flex Fund fee tables comply with the requirements of Item 3 of Form N-1A, which requires disclosure of the “Fees and Expenses of the Fund.”  However, as requested by the Staff in Comment 5, we will modify the fee table to include a footnote, as follows:

    Annual Operating Expenses
    (expenses that you pay each year as a % of the value of your investment)

Management fee	None
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.00%
Total annual operating expenses(b)	0.00%

(a)

Based on estimated amounts for the current fiscal year.

(b)

The fund is available only to certain fee-based accounts offered by Fidelity.  Retirement plans, plan sponsors and/or plan participants pay a wrap fee that covers investment advisory and administrative services.

3.

All funds

C:

How is the board being compensated and by whom? Please explain whether the method of compensating the board may result in a potential conflict of interests.

Please explain if the method of compensating the board may affect the independence of the fund’s independent directors.

R:

Each Flex Fund’s board of trustees or directors will be compensated in the same manner that board members are compensated today by other Fidelity funds that do not pay management fees (e.g., Fidelity Central Funds), funds that have expense caps, or certain funds that pay all-inclusive management fees (e.g., Fidelity’s ETFs).  Pursuant to each Flex Fund’s management contract, the fund’s investment adviser undertakes to pay the fees and expenses of the fund’s interested trustees or directors.  The terms of each fund’s management contract specify that the fees and expenses of the fund’s independent trustees or directors shall be paid by the fund.  We note that each fund’s statement of additional information includes the following disclosure that describes these terms:

“Management-Related Expenses. Under the terms of the fund’s management contract, FMR is responsible for payment of all operating expenses of the fund with certain exceptions. Specific expenses payable by FMR include legal expenses, fees of the custodian, auditor, and interested Trustees, the fund’s proportionate share of insurance premiums and Investment Company Institute dues, and the costs of registering shares under federal securities laws and making necessary filings under state securities laws. The fund’s management contract further provides that FMR will pay for typesetting, printing, and mailing prospectuses, statements of additional information, notices, and reports to shareholders. FMR also pays all fees associated with transfer agency services and pricing and bookkeeping services, and the cost of administration of the fund’s securities lending program.

FMR pays all other expenses of the fund with the following exceptions: expenses for typesetting, printing, and mailing proxy materials to shareholders, fees and expenses of the Independent Trustees, interest, taxes, brokerage commissions (if any), and such non-recurring expenses as may arise, including costs of any litigation to which the fund may be a party, and any obligation it may have to indemnify its officers and Trustees with respect to litigation.”

Because each fund, rather than each fund’s investment adviser, will pay the fees and expenses of the fund’s independent trustees or directors, we do not believe there will be any impact on the independence of these trustees or directors.

4.

All funds

C:

How is the wrap fee charged to each plan determined? Explain whether all plans that invest in a particular Flex Fund will pay the same advisory fee for investing in that fund. If not, explain how this is consistent with Section 18, since clients paying lower advisory fees could be deemed to have preference in liquidation.

Also, please explain what portion of the wrap fee the fund’s advisory fee represents

R:

Fidelity Management Trust Company receives the Fidelity Flex Service Fee, out of which it pays its affiliates for various services, including access to certain Fidelity Flex Funds.  The internal payment for access to any given Flex Fund will be consistent across plans.  In other words, the variation in the wrap fee charged to each plan is based on factors other than mutual fund advisory services.  Accordingly, we do not believe that the structure of the Flex Funds creates an issue under Section 18 of the 1940 Act.

5.

All funds

C:

Explain whether the current fee structure complies with Section 15 of the 1940 Act. For example, would the current fee structure require the Flex Funds to comply with all provisions of Section 15? For example, a shareholder vote for fee increases.

R:

The current fee structure for each Flex Fund complies with Section 15 of the 1940 Act and all the applicable provisions thereunder.  Changes to a Flex Fund’s advisory contracts will follow the process in place for other Fidelity funds overseen by the same boards.  For example, if the board of a Flex Fund votes in the future to increase the fund’s management fee, we would seek shareholder approval to amend the fund’s management contract to reflect the increase.

6.

All funds

C:

Provide a footnote to the fee table for each Flex Fund disclosing that although the Flex Fund pays no fees, the tax-advantaged retirement plan that invests in the fund does pay a fee at the managed account level for investment, administrative, etc. services provided to the plan. Please provide a similar footnote to the example in the Fund Summary section.

R:

We will modify the fee table as provided in response to Comment 5.  We will modify the disclosure describing the example in the Fund Summary section as follows:

“This example helps compare the cost of investing with the cost of investing in other funds.

Let’s say, hypothetically, that the annual return for shares of the fund is 5% and that your shareholder fees and the annual operating expenses for shares of the fund are exactly as described in the fee table. This example illustrates the effect of fees and expenses, but is not meant to suggest actual or expected fees and expenses of returns, all of which may vary. This example does not include any fees paid at the fee-based account or plan level. For every $10,000 you invested, here’s how much you would pay in total expenses if you sell all of your shares at the end of each time period indicated:”

7.

All funds

C:

Please delete the word “generally” from the Item 6 disclosure that states “Shares generally are available only to certain fee-based managed accounts offered by Fidelity.” Or explain who else can purchase shares.

R:

We will modify the disclosure to delete the word “generally” from the sentence.  We will also delete the word “managed” to ensure that the disclosure encompasses accounts in which participants choose to select their own funds out of the lineup rather than have Fidelity manage that selection for them.  We will modify the disclosure as follows:

“Shares are available only to certain fee-based accounts offered by Fidelity.”

8.

All funds

C:

Will these plans all be subject to the ERISA requirements for retirement plans, including fee and expense disclosures? If not, will they provide the same level of fee and expense disclosures to plan participants that is required under ERISA?

R:

Yes.  The initial intent is to offer this program only to ERISA-qualified retirement plans, which are subject to certain fee and expense disclosure requirements to the plan and its participants.  To the extent we offer this program more broadly in the future, we will comply with any applicable disclosure requirements.

9.

All funds

C:

Will plan participants receive copies of the fund prospectuses? If not, how will plan participants access information about their plan and investment choices?

R:

Pursuant to SEC guidance, we believe that in most cases we satisfy the prospectus delivery requirements under Section 5(b)(2) of the Securities Act by delivering a fund’s prospectus to the plan sponsor, as is the current practice throughout the industry.  We will, however, deliver a prospectus to a participant, or request acknowledgment that the participant has read a fund’s prospectus, when there is a requirement to do so (e.g., an initial purchase of a fund or an exchange into a new fund).  Prospectuses for each Flex Fund offered through a plan also will be available to participants online.  In addition, participants can call to request a copy of a fund prospectus at any time.

10.

All funds

C:

Will only investments in the Flex Funds be permitted under this structure or will other investments such as individual stocks or other funds also be permitted?

R:

Under the initial proposed structure, the funds available in the fund lineup and through the plan offering will be exclusively Flex Funds.  If the plan elects to include an additional option for self-directed brokerage services, participants may have access to other funds (offered by Fidelity or other fund families) or to other investments, including individual stocks.  Self-directed brokerage services are not part of the Fidelity advice services offered to the plan and the decision to include them is at the plan sponsor’s discretion.

11.

All funds

C:

Please confirm that the management contracts between Fidelity and each fund will state that the adviser receives no fees for its services.

R:

The management contract between each Flex Fund and its investment adviser will state that the fund shall not pay the adviser a fee for the services provided under the contract.

12.

All funds

C:

Please explain how each Flex Fund will calculate its SEC standardized performance and if any of the plan’s expenses will be included in the calculation.

R:

Each Flex Fund will calculate its SEC standardized performance in accordance with the requirements provided in the instructions to Item 4(b)(2) and Item 13(a) of Form N-1A.  Accordingly, the Fidelity Flex Service Fee charged at the plan and/or participant level will not be included in the fund performance calculation.  We note, however, that, at the plan’s discretion, plan participants will receive statements that include the personal rate of return for their total account, which reflects their returns net of fees.  In addition, participants can generate this personal rate of return through the benefits website, at the plan’s discretion.

13.

All funds

C:

Explain whether the Flex Funds are designed to comply with the DOL fiduciary rule. If yes, briefly explain how this structure facilitates compliance.

R:

The overall program that offers the Flex Funds is designed to provide plan sponsors with a single bundled service for a fee that does not vary based on the funds selected.  This structure avoids any conflicts of interest in fund selection and management by the plan trustee or plan investment manager by ensuring that they do not receive any differential compensation as a result of their fiduciary decisions as to which funds to select for the plan line-up or for any participant account.  The variation in the wrap fee charged to each plan is based on factors other than mutual fund advisory services.  Accordingly, the design of the program facilitates compliance with the Department of Labor’s new fiduciary rule as well as current ERISA regulations governing investment advice.

14.

Fidelity Flex 500 Index Fund, Fidelity Flex Core Bond Fund, Fidelity Flex Government Money Market Fund, Fidelity Flex Inflation-Protected Bond Index Fund, Fidelity Flex International Fund, Fidelity Flex International Index Fund, Fidelity Flex Intrinsic Opportunities Fund, Fidelity Flex Large Cap Fund, Fidelity Flex Large Cap Growth Fund, Fidelity Flex Large Cap Growth Index Fund, Fidelity Flex Large Cap Value Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Mid Cap Growth Fund, Fidelity Flex Mid Cap Index Fund, Fidelity Flex Small Cap Index Fund, Fidelity Flex Mid Cap Value Fund, Fidelity Flex Opportunistic Insights Fund, Fidelity Flex Real Estate Fund, Fidelity Flex Real Estate Index Fund, Fidelity Flex Short-Term Bond Fund, Fidelity Flex Short-Term Treasury Bond Index Fund, Fidelity Flex Small Cap Fund, and Fidelity Flex U.S. Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the market capitalization policy.

R:

With respect to Fidelity Flex Large Cap Fund, Fidelity Flex Large Cap Growth Fund, Fidelity Flex Large Cap Growth Index Fund, Fidelity Flex Large Cap Value Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Mid Cap Growth Fund, Fidelity Flex Mid Cap Index Fund, Fidelity Flex Small Cap Index Fund, Fidelity Flex Mid Cap Value Fund, and Fidelity Flex Small Cap Fund, we believe that the current definition of market capitalization, which refers to applicable indices, is reasonable and consistent with the Staff’s interpretation of Rule 35d-1.

With respect to the remaining funds listed above, each fund does not have a principal investment policy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

15.

Fidelity Flex Real Estate Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund’s assets in securities of companies principally engaged in the real estate industry and other real estate related investments. Companies in the real estate industry and real estate related investments may include, for example, real estate investment trusts (REITs) that either own properties or make construction or mortgage loans, real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders, or mortgage servicing companies.”

C:

The Staff requests we clarify that other companies have at least 50% of assets committed to or derive 50% of revenues or profits from the real estate industry.

R:

The disclosure on which the Staff has commented is intended to assist investors in understanding, in plain English, the types of companies and investments that may be considered “companies in the real estate industry and other real estate related investments.” It is not intended to provide a definitive or all-inclusive list. As disclosed in the fund’s SAI, for purposes of the fund’s policy to normally invest at least 80% of assets in companies principally engaged in the real estate industry and other real estate related investments, FMR considers whether a company has “at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate” or whether “a third party has given the company an industry or sector classification consistent with real estate.”

16.

Fidelity Flex Core Bond Fund, Fidelity Flex International Fund, Fidelity Flex Intrinsic Opportunities Fund, Fidelity Flex Large Cap Fund, Fidelity Flex Large Cap Growth Fund, Fidelity Flex Large Cap Value Fund, Fidelity Flex Mid Cap Growth Fund, Fidelity Flex Mid Cap Value Fund, Fidelity Flex Opportunistic Insights Fund, Fidelity Flex Real Estate Fund, Fidelity Flex Short-Term Bond Fund, Fidelity Flex Short-Term Treasury Bond Index Fund, Fidelity Flex Small Cap Fund, Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, and Fidelity Flex Freedom 2060 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

(example from Fidelity Flex Core Bond Fund)

“Investing in domestic and foreign issuers.”

(example from Fidelity Flex International Fund)

“Using the MSCI ACWI (All Country World Index) ex USA Index as a guide in allocating investments across foreign developed and emerging markets, including investments in “growth” stocks, “value” stocks, and securities of companies with small market capitalizations.”

(example from Fidelity Flex Freedom Income Fund)

“Investing in a combination of Fidelity® domestic equity funds, international equity funds (developed and emerging markets), bond funds, and short-term funds (underlying Fidelity® funds).”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current strategy and risk disclosure are appropriate.

17.

Fidelity Flex 500 Index Fund, Fidelity Flex Core Bond Fund, Fidelity Flex Government Money Market Fund, Fidelity Flex Inflation-Protected Bond Index Fund, Fidelity Flex International Fund, Fidelity Flex International Index Fund, Fidelity Flex Intrinsic Opportunities Fund, Fidelity Flex Large Cap Fund, Fidelity Flex Large Cap Growth Fund, Fidelity Flex Large Cap Growth Index Fund, Fidelity Flex Large Cap Value Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Mid Cap Growth Fund, Fidelity Flex Mid Cap Index Fund, Fidelity Flex Small Cap Index Fund, Fidelity Flex Mid Cap Value Fund, Fidelity Flex Opportunistic Insights Fund, Fidelity Flex Real Estate Fund, Fidelity Flex Real Estate Index Fund, Fidelity Flex Short-Term Bond Fund, Fidelity Flex Short-Term Treasury Bond Index Fund, Fidelity Flex Small Cap Fund, and Fidelity Flex U.S. Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

(example from Fidelity Flex 500 Index Fund)

“Distributions by the fund to tax-advantaged retirement plan accounts are not taxable currently (but you may be taxed later, upon withdrawal of your investment from such account).”

C:

The Staff requests we explain whether these funds are only available to tax-advantaged retirement accounts.

R:

We confirm that initially the Flex Funds will be available only to tax-advantaged retirement plans.

18.

Fidelity Flex Large Cap Growth Fund, Fidelity Flex Large Cap Growth Index Fund, Fidelity Flex Large Cap Value Fund, and Fidelity Flex Large Cap Value Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

(example from Fidelity Flex Large Cap Growth Fund)

“Normally investing at least 80% of assets in securities of companies with large market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 1000® Index or the S&P 500® Index).”

C:

The Staff questions why the Russell 1000® Index is an appropriate large cap index.

R:

The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d-1 (Investment Company Names FAQ)). The index provider has independently defined the Russell 1000 Growth and Russell 1000 Value Indices to measure the performance of “the large-cap growth segment” and “the large-cap value segment,” respectively, of the U.S. equity market. Because we believe that the index provider’s definition is reasonable and consistent with the latitude provided by the Staff in its interpretation of Rule 35d-1, we have not modified the disclosure.

19.

Fidelity Flex Intrinsic Opportunities Fund, Fidelity Flex Mid Cap Growth Fund, Fidelity Flex International Fund, Fidelity Flex Mid Cap Value Fund, and Fidelity Flex 500 Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the funds invest in small cap and mid cap stocks, the Staff requests that small cap and mid cap risks be added to the “Principal Investment Risks” in the “Fund Summary” sections.

R:

We note that Fidelity Flex Mid Cap Growth Fund and Fidelity Flex Mid Cap Value Fund include disclosure regarding the risks of investing in mid cap stocks. The risks associated with small cap (for each of the above funds) and mid cap (for each fund, except Fidelity Flex Mid Cap Growth Fund and Fidelity Flex Mid Cap Value Fund) investing are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” -- “Stock Market Volatility” in the “Fund Summary” section.

20.

Fidelity Flex Intrinsic Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add growth and value investing risks to “Principal Investment Risks” in the “Fund Summary” section.

R:

The risks associated with these specific investment styles are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” - “Stock Market Volatility” in the “Investment Details” section.

21.

Fidelity Flex Core Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in debt securities of all types and repurchase agreements for those securities.”

C:

The Staff requests that, in accordance with Rule 35d-1 (a)(2)(i) under the Investment Company Act of 1940, the term “bond” be used instead of “debt securities” because it better aligns with the fund’s name.

R:

We believe that the fund’s name and 80% policy are consistent with Rule 35d-1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term “bond” suggests debt securities of all types (see Stan Griffith’s June 21, 1990 letter to David Wills, then Branch Chief of the SEC’s Division of Investment Management). Accordingly, we respectfully decline to modify the disclosure as suggested.

22.

Fidelity Flex Core Bond Fund and Fidelity Flex Inflation-Protected Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in debt securities of all types and repurchase agreements for those securities.”

C:

The Staff requests that we disclose the maturity policy for each funds debt securities.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

23.

Fidelity Flex Core Bond Fund and Fidelity Flex Inflation-Protected Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the funds compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the funds derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, we confirm that at this time, each fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

24.

Fidelity Flex Core Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment grade quality, also referred to as high yield debt securities or junk bonds) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell.”

C:

The Staff requests a separate risk for junk bonds.

R:

We believe that the risks associated with investing in lower-quality debt securities are described in “Issuer - Specific Changes,” “Interest Rate Changes,” and “Prepayment,” as applicable, and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

25.

Fidelity Flex Core Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a separate risk for derivatives.

R:

The fund believes that the risks associated with investing in derivatives are described in “Issuer-Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

26.

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, Fidelity Flex Freedom 2060 Fund, Fidelity Flex 500 Index Fund, Fidelity Flex Core Bond Fund, Fidelity Flex Inflation-Protected Bond Index Fund, Fidelity Flex International Fund, Fidelity Flex International Index Fund, Fidelity Flex Large Cap Growth Index Fund, Fidelity Flex Large Cap Value Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Mid Cap Index Fund & Fidelity Flex Small Cap Index Fund, Fidelity Flex Real Estate Index Fund, Fidelity Flex Short-Term Bond Fund, Fidelity Flex Short-Term Treasury Bond Index Fund, Fidelity Flex Small Cap Fund, and Fidelity Flex U.S. Bond Index Fund

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

27.

Fidelity Flex Mid Cap Value Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests the inclusion of the market cap range for the Russell Midcap® Index and the S&P MidCap 400® Index as of a recent date.

R:

As noted in our response to comment 14, we believe that the current definition of market capitalization, which refers to the Russell Midcap Index and the S&P MidCap 400 Index, is reasonable and consistent with the Staff’s interpretation of Rule 35d-1. The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d-1 (Investment Company Names FAQ)). As the capitalization range of an index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization.

28.

Fidelity Flex 500 Index Fund, Fidelity Flex U.S. Bond Index Fund, Fidelity Flex Mid Cap Index Fund, Fidelity Flex Small Cap Index Fund, Fidelity Flex International Index Fund, Fidelity Flex Inflation-Protected Bond Index Fund, Fidelity Flex Short-Term Treasury Bond Index Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Large Cap Growth Index Fund, and Fidelity Flex Real Estate Index Fund

“Investment Policies and Limitations” (SAI)

C:

The Staff requests an explanation of how the concentration for each fund would be impacted if the index it seeks to track were to become concentrated.

R:

As a matter of fundamental policy, each fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry. Should the composition of a fund’s index affect the fund’s ability to be managed consistently with its investment policies and limitations at some point in the future, FMR would consider other options for the funds at that time.

29.

Fidelity Flex 500 Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we provide a summary of the index methodology and the recent market capitalization range of the index.

R:

We are not aware of a requirement to disclose third party index methodology. We believe the description provided for the fund’s S&P (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly we have not modified disclosure.

As noted in our response to comment 27, the Staff has indicated that an investment company may use “any reasonable definition” to define the fund’s capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d-1 (Investment Company Names FAQ)). As the capitalization range of each index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization. Because we believe that such definition is reasonable and consistent with the Staff’s interpretation of Rule 35d-1, we have not modified the disclosure.

30.

Fidelity Flex 500 Index Fund, Fidelity Flex International Index Fund, Fidelity Flex Mid Cap Index Fund, Fidelity Flex Small Cap Index Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Large Cap Growth Index Fund, and Fidelity Flex Real Estate Index Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a securities lending risk to the “Principal Investment Risks” section.

R:

In response to previous Staff comments regarding securities lending risk disclosure, we added disclosure from the “Fund Basics” section to the “Fund Summary” section that discusses counterparty risk and other risks associated with securities lending transactions. We continue to be of the view that adding identical disclosure under a separately titled securities lending risk disclosure tile would be duplicative of existing disclosures.

31.

Fidelity Flex Large Cap Fund, Fidelity Flex Opportunistic Insights Fund, and Fidelity Flex Small Cap Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add growth stock and value stock investing risks to “Principal Investment Risks” in the “Fund Summary” section.

R:

As noted in our response to comment 20, the risks associated with these specific investment styles are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under “Principal Investment Risks” - “Stock Market Volatility” in the “Investment Details” section.

32.

Fidelity Flex International Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide a description of the index in the “Principal Investment Strategies” section and also disclose whether there are any emerging markets securities in that index.

R:

We believe that the fund’s strategy of investing in securities in an index that includes both developed and emerging markets is appropriately disclosed. The fund normally invests at least 80% of the fund's assets in securities included in the MSCI ACWI (All Country World Index) ex USA Index, a market capitalization-weighted index designed to measure the investable equity market performance for global investors of developed and emerging markets, excluding the United States.

33.

Fidelity Flex International Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index.”

C:

The Staff requests that we include the market cap range as of recent date for the securities in the index.

R:

As noted in our response to comment 27, the Staff has indicated that an investment company may use “any reasonable definition” to define the fund’s capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d-1 (Investment Company Names FAQ)). As the capitalization range of each index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization. Because we believe that such definition is reasonable and consistent with the Staff’s interpretation of Rule 35d-1, we have not modified the disclosure.

34.

Fidelity Flex International Index Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“Geode normally invests at least 80% of the fund’s assets in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index. The MSCI ACWI (All Country World Index) ex USA Index is a market capitalization-weighted index designed to measure the investable equity market performance for global investors of developed and emerging markets, excluding the United States.”

C:

The Staff requests the underlined disclosure be added to the “Principal Investment Strategies” section of the “Fund Summary.”

R:

We will add this disclosure in the “Fund Summary” section and make similar changes to this section for the other equity index Flex Funds.

35.

Fidelity Flex Large Cap Fund, Fidelity Flex Large Cap Growth Fund, Fidelity Flex Large Cap Growth Index Fund, Fidelity Flex Large Cap Value Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Mid Cap Index Fund, and Fidelity Small Cap Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide a recent market capitalization range for the Russell 1000® Index.

R:

As noted in our response to comment 27, the Staff has indicated that an investment company may use “any reasonable definition” to define the fund’s capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d-1 (Investment Company Names FAQ)). As the capitalization range of each index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization. Because we believe that such definition is reasonable and consistent with the Staff’s interpretation of Rule 35d-1, we have not modified the disclosure.

36.

Fidelity Flex U.S. Bond Index Fund, Fidelity Flex Mid Cap Index Fund, Fidelity Flex Small Cap Index Fund, Fidelity Flex International Index Fund, Fidelity Flex Inflation-Protected Bond Index Fund, Fidelity Flex Short-Term Treasury Bond Index Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Large Cap Growth Index Fund, and Fidelity Flex Real Estate Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests a description of our index methodology.

R:

As noted in our response to comment 29, we are not aware of a requirement to disclose third party index methodology. We believe the description provided for each fund’s third party index, as provided in the “Investment Details” section, is sufficient. Accordingly we have not modified disclosure.

37.

Fidelity Flex Short-Term Treasury Bond Index Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Barclays® U.S. 1-5 Year Treasury Bond Index.”

C:

The Staff requests that the disclosure above be updated to state that the index only includes treasury bonds or that we add an 80% policy of investing in treasury bonds.

R:

The disclosure the Staff identified does not apply to Fidelity Flex Short-Term Treasury Bond Index Fund. The 80% policy included in the prospectus for this fund in the “Investment Details” section states the following:

“The fund seeks to replicate the performance of the Barclays® U.S. 1-5 Year Treasury Bond Index. The Adviser normally invests at least 80% of the fund’s assets in securities included in the Index.”

We believe that the fund’s 80% policy is consistent with Rule 35d-1. Accordingly, we respectfully decline to modify the disclosure as suggested.

38.

Fidelity Flex Short-Term Treasury Bond Index Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities, repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.

C:

The Staff notes that much of this disclosure does not describe treasury bonds and requests that we delete disclosure not related to treasury bonds.

R:

Although the fund has an 80% policy of investing in securities included in the Bloomberg Barclays U.S. 1-5 Year Treasury Bond Index, we note that the fund may invest up to 20% in other securities or instruments, including those described in the above “Debt securities” paragraph.  However, we will modify the disclosure to reflect that treasury bonds are included in this category as follows:

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.” (Original response filed via EDGAR on January 27, 2017 has been modified above.)

39.

Fidelity Flex Inflation-Protected Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff would like us to provide a policy to invest 80% in Treasury Inflation-Protected Securities.

R:

We believe that the fund’s name and 80% policy are consistent with Rule 35d-1. We do not believe that the fund must include “Treasury” in its 80% policy because the fund does not include “Treasury” in its name. Accordingly, we respectfully decline to modify the disclosure as suggested.

40.

Fidelity Flex Real Estate Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Dow Jones U.S. Select Real Estate Securities Index (the Index).”

C:

The Staff requests the inclusion of the market cap range for the Dow Jones U.S. Select Real Estate Securities Index and to also provide risk related to this index.

R:

As the capitalization range of each index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization. We are not aware of a requirement to provide the disclosure describing the risks associated with a third party index.  Accordingly, we have not modified the disclosure.

41.

Fidelity Flex Short-Term Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities.”

C:

The Staff requests that, in accordance with Rule 35d-1 (a)(2)(i) under the Investment Company Act of 1940, the term “bond” be used instead of “debt securities” because it better aligns with the fund’s name.

R:

We believe that the fund’s name and 80% policy are consistent with Rule 35d-1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term “bond” suggests debt securities of all types (see Stan Griffith’s June 21, 1990 letter to David Wills, then Branch Chief of the SEC’s Division of Investment Management). Accordingly, we respectfully decline to modify the disclosure as suggested.

42.

Fidelity Flex U.S. Bond Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the maturity policy and credit quality for the debt securities in which the fund may invest.

R:

The fund does not have a principal investment strategy of investing in securities of companies with a particular maturity or credit quality. Accordingly, we have not modified disclosure.

43.

Fidelity Flex Large Cap Value Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Russell 1000® Value Index, which is a market capitalization-weighted index designed to measure the performance of the large-cap value segment of the U.S. equity market. “

C:

The Staff questions why the Russell 1000® Value Index is an appropriate large cap index.

R:

As noted in our response to comment 18, the Staff has indicated that an investment company may use “any reasonable definition” to define a Fund’s capitalization range, and may consider industry indices for that purpose (Frequently Asked Questions About Rule 35d-1 (Investment Company Names FAQ)). The index provider has independently defined the Russell 1000 Value Index to measure the performance of “the large-cap value segment,” of the U.S. equity market. Because we believe that the index provider’s definition is reasonable and consistent with the latitude provided by the Staff in its interpretation of Rule 35d-1, we have not modified the disclosure.

44.

Fidelity Flex Opportunistic Insights Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the market capitalization policy. The Staff also requests we add small cap risk if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization.  Similarly, the risks associated with small cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”--“Stock Market Volatility” in the “Investment Summary” section.

45.

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, and Fidelity Flex Freedom 2060 Fund

C:

The Staff questions whether shareholders of the target date funds will eventually be moved into the Income Fund or whether they will remain invested the target date fund.

R:

Yes. As noted in the “Investment Details” and “Account Policies” sections, for each Fidelity Flex Freedom Fund (other Fidelity Flex Freedom Income Fund), when the neutral asset allocation of a fund matches Fidelity Flex Freedom Income Fund’s neutral asset allocation (approximately 10 to 19 years after the year indicated in the fund’s name), the fund’s board may combine the fund with Fidelity Flex Freedom Income Fund if it determines that combining the funds is in the best interests of the fund and its shareholders and that it will not result in dilution of shareholders’ interests in the fund.

46.

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, and Fidelity Flex Freedom 2060 Fund

“Fund Summary” (prospectus)

“Portfolio Turnover”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or “turns over” its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund’s performance.”

C:

The Staff requests we disclose that underlying funds will incur transaction costs.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

47.

Fidelity Flex Freedom Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s strategy for seeking income, including, for example, the type of income-producing securities in which it will invest, and their maturity and quality.

R:

Fidelity Flex Freedom Income Fund allocates its assets according to a stable neutral  asset allocation that emphasizes bond funds and short-term funds but also includes domestic equity funds and international equity funds. This fund does not use “income” in its name to suggest a type of investment. Instead, like other lifecycle “income” funds, as described in the Staff’s Q&A on Rule 35d-1, this fund is the fund that places the greatest relative emphasis on achieving income among the other lifecycle funds in its product line. Because we believe the disclosure under the sub-heading “Principal Investment Strategies” in the “Fund Summary” section appropriately discloses the fund’s principal investment strategies, we have not modified disclosure.

48.

Fidelity Flex Freedom Income Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we delete disclosure related to target date allocation and the glide path, since this is not a target date fund.

R:

The glide path for Fidelity Flex Freedom Income Fund is intended to illustrate to shareholders in any of the other Fidelity Flex Freedom Funds that, at the time at which they transition into the Fidelity Flex Freedom Income Fund, their asset allocation will correspond to the neutral asset allocation on the target date fund (at approximately 10 to 19 years after the year indicated in the fund’s name). Accordingly, we have not deleted this disclosure.

49.

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, and Fidelity Flex Freedom 2060 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s market capitalization policy, credit quality, and maturity policy.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization, credit quality, or maturity. Accordingly, we have not modified disclosure.

50.

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, and Fidelity Flex Freedom 2060 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

(example from Fidelity Freedom Flex 2005 Fund)

“FMRC may also make active asset allocations within other asset classes (including Commodities, High Yield Debt, Floating Rate Debt, Real Estate Debt, Inflation-Protected Debt, and Emerging Markets Debt) from 0% to 10% individually but no more than 25% in aggregate within those other asset classes. Such asset classes are not reflected in the neutral asset allocations reflected in the glide path and pie chart above.”

C:

The Staff requests we include a reference to junk bonds in the discussion of high yield debt.

R:

The discussion of lower quality debt securities under “Issuer-Specific Risks” in the “Investment Summary” section of the prospectus for each applicable fund includes a reference to “junk bonds”: “Lower-quality debt securities (those of less than investment grade quality, also referred to as high yield debt securities or junk bonds).” Similar disclosure is also included in the “Investment Details” section of the prospectus for each applicable fund. The disclosure highlighted above is designed to briefly identify the other assets classes among which FMRC may actively allocate a fund’s assets. Given that there are other references that equate high yield debt securities and junk bond in the Fund Summary, we have declined to modify this disclosure.

51.

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, and Fidelity Flex Freedom 2060 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we include a separate risk for junk bonds.

R:

We believe that the risks associated with investing in lower-quality debt securities are described in “Prepayment,” “Interest Rate Changes,” and “Issuer-Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

52.

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, and Fidelity Flex Freedom 2030 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.”

C:

The Staff requests we add a corresponding principal investment strategy.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to engage in leveraging transactions, but rather invest in underlying funds that may have exposure to such transactions, securities or instruments, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such investments through underlying funds.

53.

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, and Fidelity Flex Freedom 2060 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Commodity-Linked Investing. The value of commodities and commodity-linked investments may be affected by the performance of the overall commodities markets as well as weather, political, tax, and other regulatory and market developments. Commodity-linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures.”

C:

The Staff requests we add a corresponding principal investment strategy, as well as the Cayman Subsidiary disclosure.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in commodities, but rather invest in underlying funds that may have exposure to such securities or instruments, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such investments through underlying funds.

The funds do not have a principal investment strategy of investing in subsidiaries organized under the laws of the Cayman Islands. Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. We have included “Subsidiary Risk” to the extent that an underlying fund invests in Cayman subsidiaries, which would expose the funds to subsidiary risk. Accordingly, we have not modified disclosure.

54.

Fidelity Flex Freedom 2005 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a strategy for value investing.

R:

The fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. The fund’s principal investment risks disclosure corresponds to the fund’s exposure to specific underlying funds as of a certain date. Because the fund does not have a principal investment strategy to invest directly in value securities, but rather invests in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to the fund’s exposure to such investments through underlying funds.

55.

Fidelity Flex Freedom 2010 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a strategy for value investing and growth investing.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in growth or value securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such investments through underlying funds.

56.

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, and Fidelity Flex Freedom 2060 Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

If the following risks are principal investment risks, the Staff requests we add them to the Fund Summary sections: Floating Rate Loan Trading, Subsidiary Risk, Inflation-Protected Debt Exposure, and Small Cap Investing.

R:

We believe that the risks disclosed under the “Principal Investment Risks” sub-heading in each “Fund Summary” section appropriately summarize the principal investment risks for each fund based on each fund’s allocation to underlying funds as of September 30, 2016. Accordingly, we have not modified disclosure.

FOLLOW-UP COMMENTS RECEIVED ON FEBRUARY 3, 2017

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, Fidelity Flex Freedom 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 80

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

Fidelity Flex Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 128

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Flex Large Cap Fund, Fidelity Flex 500 Index Fund

POST-EFFECTIVE AMENDMENT NO. 81

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

Fidelity Flex Opportunistic Insights Fund

POST-EFFECTIVE AMENDMENT NO. 90

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Flex Large Cap Value Fund, Fidelity Flex Mid Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 153

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 81107139)

Fidelity Flex Government Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 43

FIDELITY INCOME FUND (File Nos. 002-92661 and 81104085)

Fidelity Flex Core Bond Fund

POST-EFFECTIVE AMENDMENT NO. 114

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 81104008)

Fidelity Flex International Fund

POST-EFFECTIVE AMENDMENT NO. 150

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Flex Mid Cap Growth Fund

POST-EFFECTIVE AMENDMENT NO. 73

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Flex Intrinsic Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 168

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Flex Short-Term Bond Fund, Fidelity Flex Inflation-Protected Bond Index Fund, Fidelity Flex U.S. Bond Index Fund, Fidelity Flex Short-Term Treasury Bond Index Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Large Cap Growth Index Fund, Fidelity Flex Mid Cap Index Fund, Fidelity Flex Small Cap Index Fund, Fidelity Flex International Index Fund, and Fidelity Flex Real Estate Index Fund

POST-EFFECTIVE AMENDMENT NO. 347

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Flex Large Cap Growth Fund

POST-EFFECTIVE AMENDMENT NO. 117

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Fidelity Flex Real Estate Fund

POST-EFFECTIVE AMENDMENT NO. 124

57.

All funds

C:

Please confirm that the fact that the participants account balance may be reduced by the Fidelity Flex Service Fee on a periodic basis does not depend on and is not determined by the type of fund selected.

R:

We confirm that the type of Flex Funds within a participant’s account (e.g., index, international, bond, etc.) will not influence the Fidelity Flex Service Fee applied to participant account balances within a plan.

58.

All funds

C:

Each fund’s Independent Trustees shall be paid by the fund and the cost of typesetting, printing and mailing proxy materials to shareholders, as well as various other expenses, will be borne by the fund. Please explain why the fee tables show no fees under these circumstances.

R:

The fee tables currently do not show any fees because we estimate that the expenses borne by any of the funds will total less than one basis point.

59.

All funds

C:

The internal payment for access to any given Flex Fund will be consistent across plans. Please explain who pays this internal payment and to whom it is paid. Also, please explain whether consistent means the same as the same in this sentence.

R:

Each Flex Fund’s adviser will receive a payment from an affiliated entity that provides other services to plan participants in the Flex program. Although the internal payment may differ depending on the type of Flex Fund, this payment will be the same with respect to that particular Flex Fund across plans. As noted in our response to comment 57, however, the type of Flex Funds within a participants account will not influence the Fidelity Flex Service Fee applied to participant account balances within a plan.

60.

All funds

C:

To the extent this program is offered more often in the future, we will comply with all disclosure requirements. Please explain whether this means that should this program be offered more broadly in the future, Fidelity would provide disclosure that would be the same as the disclosure provided to ERISA provided retirement plans.

R:

To the extent that future offerings of this program are subject to ERISA disclosure requirements, we will comply. If this requires providing disclosure that is the same as, or is different from, what we provide to retirement plans, we will provide the same or modified disclosure, as necessary.

61.

All funds

C:

Please provide a footnote to the fund performance section indicating that the stated performance doesn’t include the wrap fee paid by retirement plans, plans sponsors, and/or plan participants.

R:

We are not aware of a requirement in Form N-1A to include disclosure about wrap fees when stating a fund’s performance. There are existing wrap programs in the industry that invest customer accounts in retail mutual funds. These mutual funds do not include disclosure stating that the fund’s performance does not include wrap fees, if any. Accordingly, we have not modified disclosure.

FOLLOW-UP COMMENTS RECEIVED ON FEBRUARY 10, 2017

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, Fidelity Flex Freedom 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 80

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

Fidelity Flex Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 128

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Flex Large Cap Fund, Fidelity Flex 500 Index Fund

POST-EFFECTIVE AMENDMENT NO. 81

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

Fidelity Flex Opportunistic Insights Fund

POST-EFFECTIVE AMENDMENT NO. 90

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Flex Large Cap Value Fund, Fidelity Flex Mid Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 153

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 81107139)

Fidelity Flex Government Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 43

FIDELITY INCOME FUND (File Nos. 002-92661 and 81104085)

Fidelity Flex Core Bond Fund

POST-EFFECTIVE AMENDMENT NO. 114

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 81104008)

Fidelity Flex International Fund

POST-EFFECTIVE AMENDMENT NO. 150

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Flex Mid Cap Growth Fund

POST-EFFECTIVE AMENDMENT NO. 73

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Flex Intrinsic Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 168

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Flex Short-Term Bond Fund, Fidelity Flex Inflation-Protected Bond Index Fund, Fidelity Flex U.S. Bond Index Fund, Fidelity Flex Short-Term Treasury Bond Index Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Large Cap Growth Index Fund, Fidelity Flex Mid Cap Index Fund, Fidelity Flex Small Cap Index Fund, Fidelity Flex International Index Fund, and Fidelity Flex Real Estate Index Fund

POST-EFFECTIVE AMENDMENT NO. 347

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Flex Large Cap Growth Fund

POST-EFFECTIVE AMENDMENT NO. 117

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Fidelity Flex Real Estate Fund

POST-EFFECTIVE AMENDMENT NO. 124

62.

All funds

C:

Please explain what factors the board considered regarding its approval of the zero fee advisory contract. Why is a zero fee advisory contract appropriate?

R:

The Flex Funds’ boards considered a broad range of information in determining to approve the funds’ zero fee management contracts. As with their approval of advisory contracts for other Fidelity funds, the boards considered factors including: the nature, extent, and quality of services provided to the funds; the management fee and total expense ratio; costs of the services and profitability; and economies of scale. With respect to the management fee, the boards noted that each fund is available exclusively to retirement plans offered through certain Fidelity fee-based programs. The boards considered that while each fund does not pay a management fee, the adviser is indirectly compensated for its services out of the program fee. The boards concluded that each fund’s fee structure was reasonable in light of the services that the fund and its shareholders will receive and the other factors considered.

FOLLOW-UP COMMENTS RECEIVED ON FEBRUARY 15, 2017

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Flex Freedom Income Fund, Fidelity Flex Freedom 2005 Fund, Fidelity Flex Freedom 2010 Fund, Fidelity Flex Freedom 2015 Fund, Fidelity Flex Freedom 2020 Fund, Fidelity Flex Freedom 2025 Fund, Fidelity Flex Freedom 2030 Fund, Fidelity Flex Freedom 2035 Fund, Fidelity Flex Freedom 2040 Fund, Fidelity Flex Freedom 2045 Fund, Fidelity Flex Freedom 2050 Fund, Fidelity Flex Freedom 2055 Fund, Fidelity Flex Freedom 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 80

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

Fidelity Flex Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 128

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Flex Large Cap Fund, Fidelity Flex 500 Index Fund

POST-EFFECTIVE AMENDMENT NO. 81

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

Fidelity Flex Opportunistic Insights Fund

POST-EFFECTIVE AMENDMENT NO. 90

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

Fidelity Flex Large Cap Value Fund, Fidelity Flex Mid Cap Value Fund

POST-EFFECTIVE AMENDMENT NO. 153

FIDELITY HEREFORD STREET TRUST (File Nos. 033-52577 and 81107139)

Fidelity Flex Government Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 43

FIDELITY INCOME FUND (File Nos. 002-92661 and 81104085)

Fidelity Flex Core Bond Fund

POST-EFFECTIVE AMENDMENT NO. 114

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 81104008)

Fidelity Flex International Fund

POST-EFFECTIVE AMENDMENT NO. 150

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Flex Mid Cap Growth Fund

POST-EFFECTIVE AMENDMENT NO. 73

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Flex Intrinsic Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 168

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Flex Short-Term Bond Fund, Fidelity Flex Inflation-Protected Bond Index Fund, Fidelity Flex U.S. Bond Index Fund, Fidelity Flex Short-Term Treasury Bond Index Fund, Fidelity Flex Large Cap Value Index Fund, Fidelity Flex Large Cap Growth Index Fund, Fidelity Flex Mid Cap Index Fund, Fidelity Flex Small Cap Index Fund, Fidelity Flex International Index Fund, and Fidelity Flex Real Estate Index Fund

POST-EFFECTIVE AMENDMENT NO. 347

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Flex Large Cap Growth Fund

POST-EFFECTIVE AMENDMENT NO. 117

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

Fidelity Flex Real Estate Fund

POST-EFFECTIVE AMENDMENT NO. 124

63.

All funds

C:

The Staff reiterated the comment to please provide a footnote to the fund performance section in future prospectuses indicating that the stated performance does not include the wrap fee paid by retirement plans, plans sponsors, and/or plan participants.

R:

As a follow-up to our conversation, we will add disclosure to the “Performance” section in the Flex Funds’ prospectuses, which will be included in the funds’ prospectuses after they have performance to report (new disclosure underlined):

“Performance

The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index over various periods of time. The index description appears in the Additional Index Information section of the prospectus. Past performance (before and after taxes) is not an indication of future performance. The performance shown does not reflect the impact of any fees paid at the fee-based account or plan level.

Visit www.fidelity.com

 for more recent performance information.

Year-by-Year Returns

[Calendar chart]

Average Annual Returns

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. Actual after-tax returns may differ depending on your individual circumstances. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. Return After Taxes on Distributions and Sale of Fund Shares may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of fund shares.

[Average annual returns chart]”